

Mail Stop 3561

October 21, 2015

John Fredriksen
Chief Executive Officer
Frontline Ltd
Par-la-Ville Place
14 Par-la-Ville Rd.
Hamilton, HM 08
Bermuda

> **Re:** **Frontline Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed October 5, 2015**
> **File No. 333-206542**

Dear Mr. Fredriksen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management of Frontline, page 105

1. Your disclosure indicates that the table on page 105 presents information regarding ownership of your common shares as of the date of the joint proxy statement/prospectus and information after giving effect to the Merger regarding ownership of your common shares with respect to each shareholder whom you know to beneficially own more than five percent of your issued and outstanding shares. However, the table does not appear to provide such information as of the date of the joint proxy statement/prospectus and after giving effect to the Merger. Please revise your filing to provide such information.

Exhibits

2. We note that you have filed forms of the opinions from MJM Limited and Seward & Kissel LLP. Please file executed versions of such opinions.

Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure